EXHIBIT 21.1

OILTANKING PARTNERS, L.P.
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction

OTH GP, LLC	Texas
Oiltanking Houston, L.P.	Texas
OTB GP, LLC	Delaware
Oiltanking Beaumont Partners, L.P.	Delaware
Oiltanking Beaumont Specialty Products, LLC	Texas